EXHIBIT 2.2

August 2, 2023

Christian Kopfli

44 Gramercy Park North

New York, NY

Chromocell Corporation

c/o Christian Kopfli

44 Gramercy Park North

New York, NY

Re:       Amendment to Contribution Agreement

Ladies & Gentlemen:

Reference is made to that certain letter agreement between Christian Kopfli and Chromocell Therapeutics Corporation, dated July 28, 2023 (the “July Agreement”).

The July Agreement provided in pertinent part that:

In connection with the change in title, you, as a director of Chromocell Corporation (“Holdings”), shall execute an amendment to that certain Contribution Agreement, dated as of August 10, 2022, by and between the Company and Holdings (the “Original Contribution Agreement”), pursuant to which, upon close of the Company’s initial public offering, (a) Holdings will reassume all direct liabilities previously assumed by the Company as specified in Section A.iii of the Original Contribution Agreement, (b) Holdings will waive the Company’s obligations to make a cash payment to Holdings in respect of certain expenses as specified in Section A.iv of the Original Contribution Agreement, and (c) the Company will issue to Holdings a number of shares of Series C Convertible Redeemable Preferred Stock of the Company (the “Series C Preferred Stock”) having an aggregate stated value of $2,584,034.33.

The purpose of this agreement is to amend the Original Contribution Agreement to incorporate the above referenced provisions. The Series C Preferred Stock shall be issued on terms consistent with those set forth in the July Agreement.

Very Truly Yours,

Chromocell Therapeutics Corporation

By:	/s/ Francis Knuettel II
Francis Knuettel II

Its:	Authorized Person

Acknowledged, Agreed, and Accepted:

Chromocell Corporation

By:	/s/ Christian Kopfli
Christian Kopfli

Its:	Authorized Person

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